Mail Stop 3561
								  August 10, 2005

Marvin G. Kiser, Sr.
Vice President of Finance
McRae Industries, Inc.
400 North Main Street
Mount Gilead, North Carolina 27306

Re:	McRae Industries, Inc.
	Amendment No. 1 to Schedule 13E-3
	Filed July 22, 2005
	File No. 5-34909
      Amendment No. 1 to Preliminary Proxy Statement on Schedule
14A
      Filed July 22, 2005
	File No. 1-8578

Dear Mr. Kiser:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that you have subsequently filed an 8-K concerning your purchase of the assets of Texas Boot, Inc. If you believe this is a material transaction, please augment your Schedule 14A disclosure concerning this transaction and consider the impact it may have on your analysis for going private. If you do not believe it is material, please explain to us why you do not believe it is material.
Also, please revise your disclosure as it relates to Item 6 of
Schedule 13E-3, as applicable. In this regard, it appears that your acquisition of assets should be disclosure pursuant to Item 1006(c)(2) of Regulation M-A.
2. We note your response to comment 3. Please tell us whether employees who hold shares through the ESOP have the ability to direct the vote with respect to those shares.

Schedule 14A

Letter to Stockholders
Introduction
3. We note the revisions you have made to the stockholders letter in response to our comment 2 in our letter dated July 13, 2005.
Please
make similar revisions to your notice and the forefront of the proxy entitled "Introduction."

Summary Term Sheet, page 1
Treatment of Shares Held in "Street Name"
4. We reissue comment 5.  You continue to repeat information in the
summary and Q&A.
5. Revise the summary term sheet to briefly disclose each filing person`s fairness determination. We note that you have not summarized the fairness determinations of the McRaes, who were added as filing persons in the last amendment
6. We refer you to prior comment 6.  Please revise to disclose what
discretion your security holders` bank or broker may have in the ultimate outcome of whether the security holder will be cashed out.
Also, other than "working through your broker," please disclose what,
if any, actions security holders may take to be certain of the manner
in which their shares will be treated.  To the extent that they may
purchase additional shares, dispose of shares or change their ownership structure to be certain that they remain a security holder
or are cashed out, please disclose.   Finally, on pages 7 and 13
you
state that beneficial holders who hold less than 200 shares will not be cashed out in the transaction. Is it possible for a security holder with fewer than 200 shares to be cashed out, for example, if there are no other persons who hold shares through the same bank, broker or other nominee? If so, please clarify the disclosure in the filing.

Special Factors, page 13
Purpose and Reasons for the Transaction, page 16
7. We refer you to the benefits of the transaction and the various disadvantages of the transaction on page 17. Please revise to ensure that you include a reasonably thorough discussion of the detriments of the reverse and forward stock split. See Instruction 2 to Item 1013 of Regulation M-A. For example, revise to discuss that the company will no longer be subject to the federal securities laws, including the provisions of the Sarbanes-Oxley Act or the liability provisions of the Exchange Act and that officers of the company will no longer be required to certify the accuracy of its financial statements. Further, please disclose the effect of the Rule 13e-3 transaction on the McRae`s interest in the net book value and net earnings of the subject company in terms of both dollar amounts and percentages. See Instruction 3 to Item 1013 of Regulation M-A.

Recommendation of the Special Committee, page 19
8. We refer you to the subheading "Effects on Stockholders Who
Would
Be Cashed Out" on page 19. It does not appear that the disclosure following the above referenced subheading addresses the effects of the transaction on McRae`s security holders. Rather it appears that this subsections address the fairness determination requirements of
Item 1014 of Regulation M-A.  Please revise your disclosure to more
appropriately label your disclosure. Also, we refer you to the subheadings "Effects on Stockholders Who Would Remain" on page 21. To the extent that this subsection also addresses factors considered by the board in reaching their fairness determination, please revise
your subheading to reflect this. Further, we remind you that although Item 1013(d) contemplates the effects of the transaction on the company`s affiliated and unaffiliated security holders, Item
1014
disclosure should be limited to the fairness of the transaction as to the unaffiliated security holders that will be cashed out and those that will remain security holders of McRae. Further, your response to prior comment 16 should focus on whether the special committee considered any different factors with regard to the two categories of unaffiliated security holders.
9. Further explain to us, with a view toward clarified disclosure, how the possibility outlined in the last bullet point on page 26, which would occur after the transaction, if possible, supports the fairness of the transaction. For example, do you have reason to believe that security holders would be able to make these purchases at prices that are advantageous in comparison to the consideration received in the split?

10. Revise to clarify how each of the substantive factors outlined on page 24 supports the fairness determination with respect to those unaffiliated security holders who will continue to be security holders of the company.
11. If the special committee and/or the board was aware of the company`s liquidation value, disclose it here. If not, revise to clarify why the special committee believed that "going concern value significantly exceeds . . . liquidation value."

Opinion of the Financial Advisor, page 23
12. Briefly explain why Oxford used these methodologies for valuing the company, as to other available means of determining value. That is, why does it believe these are the most appropriate methods to determine the fair value of these shares?
13. We refer you to Oxford`s comparable company analysis and comparable transaction analysis. For each analysis expand your disclosure to explain why Oxford deemed the companies and transactions to be comparable.
14. Please revise the comparable transactional analysis to show how
Oxford analyzed the implied valuation premiums paid in the precedent transactions. In this regard, you should disclose the range of implied valuation premiums derived in this analysis. You should also explain the meaning and significance of this analysis and draw a conclusion between the results of the this analysis versus the implied valuation premium and the consideration offered in this transaction. Did Oxford place more importance on that fact that McRae is offering the highest closing price in the 12-months prior to the announcement of the transaction than the implied valuation premium for the comparable transactions? If so, explain the basis for its belief.
15. You disclose that "only the special committee and the board of directors are entitled to rely on the opinion and advisory services of Oxford Advisors." Please revise this disclosure because disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion or other limitations on whom may rely on the opinion are unacceptable. See
Section II.D.1 of our Current Issues Outline, publicly available at our website at www.sec.gov.
16. We note the revisions you have made to the "Special Factors - Opinion of Financial Advisor" in response to our comment 19 in our letter dated July 13, 2005. Our original comment also asked for you to clarify what consideration the board gave to the fact that Oxford did not distinguish between the two classes of stock. Please revise your disclosure to include the second part of our comment 19 concerning the board.

Appendix A
Appendix B
Form of Proxy
17. We refer you to your response to prior comment 22.  Please advise
of the basis, under Delaware law, for your belief that a single proposal to affect a reverse/forward stock split is permissible
and
does not require bifurcation.
* * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, we remind you to provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, David Mittelman, Legal Branch Chief, at (202) 551-3214 or me at
(202) 551-3456 with any questions.



      Sincerely,



	Jeffrey B. Werbitt
      Attorney Advisor
Office of Mergers and Acquisitions




cc:	Mark R. Busch, Esq.
	Via Fax (704) 353-3140

??

??

??

??

Marvin G. Kiser, Sr.
McRae Industries, Inc.
August 10, 2005
Page 1